Exhibit 21.1

Subsidiaries of SLR Investment Corp.

The following list sets forth our consolidated subsidiaries, the state or country under whose laws the subsidiaries are organized, and the percentage of voting securities or membership interests owned by us in each such subsidiary:

NEFCORP LLC (Delaware) – 100%

NEFPASS LLC (Delaware) – 100%

SUNS SPV LLC (Delaware) – 100%

The subsidiaries listed above are consolidated for financial reporting purposes. We may also be deemed to control certain portfolio companies.